
SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
213



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07003731

[SECURITIES AND EXCHANGE CO]MMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winebrenner CapitalPartners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10602 Timberwood Circle, Suite 13
(No. and Street)

Louisville	Kentucky	40223-5367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Foley 859-231-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ray, Foley, Hensley & Company, PLLC
(Name – *if individual, state last, first, middle name*)

230 Lexington Green Circle, Ste 600, Lexington, KY 40503
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Earl G. Winebrenner, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winebrenner Capital Partners, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operatins Principal

Title



Notary Public

KAREN L. PACKER
Notary Public, Jefferson Co., KY
My Comm. Expires Dec. 7, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

This report contains (check all applicable boxes)*

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Changes in Financial Condition
(x)	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (not applicable).
( )	(n)	A report describing any material inadequacies found to exist or to have existed since the date of the previous audit (not applicable).
(x)	(o)	Report of independent auditors on internal control structure required by Rule 17a-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS



Ray, Foley, Hensley & Company, PLLC

Certified Public Accountants and Consultants

Dennis H. England, CPA
Michael D. Foley, CPA
Lyman Hager, Jr., CPA
Jerry W. Hensley, CPA
J. Carroll Luby, CPA
Marc T. Ray, CPA-ABV

INDEPENDENT AUDITORS' REPORT

To the Member
Winebrenner Capital Partners, LLC

We have audited the accompanying statements of financial position of Winebrenner Capital Partners, LLC as of December 31, 2006 and 2005, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winebrenner Capital Partners, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with auditing standards generally accepted in the United States of America.

Our audits were made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ray, Foley, Hensley & Company
Ray, Foley, Hensley & Company, PLLC
February 23, 2007

230 Lexington Green Circle, Suite 600 • Lexington, Kentucky 40503-3326
Phone: 859-231-1800 • Fax: 859-422-1800 • Toll-Free: 1-800-342-7299
www.rfhco.com

WINEBRENNER CAPITAL PARTNERS, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS

	2006	2005
Cash and cash equivalents	$ 294,622	$ 337,695
Commissions receivable	4,542	35,004
Prepaid expenses	16,992	18,857
Property and equipment (net of accumulated depreciation of $22,245 in 2006 and $21,242 in 2005)	24,661	27,552
Other assets	2,669	4,080
Total assets	$ 343,486	$ 423,188

LIABILITIES AND MEMBER'S EQUITY

	2006	2005
Liabilities		
Accounts payable	$ 17,923	$ 7,591
Accrued liabilities	5,857	90,134
Long-term debt	0	16,446
Total liabilities	23,780	114,171
Member's equity	319,706	309,017
Total liabilities and member's equity	$ 343,486	$ 423,188

The accompanying notes are an integral part of the financial statements

WINEBRENNER CAPITAL PARTNERS, LLC
STATEMENTS OF OPERATIONS
for the years ended December 31,

	2006	2005
Revenue		
Commission income	$ 447,946	$ 765,185
Investment banking	290,622	295,863
Interest income	14,073	4,903
Other	4,139	4,562
Total revenue	756,780	1,070,513
Expenses		
Employee compensation and benefits	224,462	272,459
Brokerage and clearance fees	35,265	38,257
Commissions	145,652	454,502
Advertising	7,361	0
Occupancy costs	73,696	84,060
Interest	3,374	4,728
Other operating expenses	245,603	233,035
Depreciation	8,642	5,521
Total expenses	744,055	1,092,562
Net income (loss) before income taxes	12,725	(22,049)
Provision for income taxes	1,036	0
Net income (loss)	$ 11,689	$ (22,049)

The accompanying notes are an integral part of the financial statements

WINEBRENNER CAPITAL PARTNERS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
for the years ended December 31, 2006 and 2005

Balance at December 31, 2004	$ 510,963
Distributions to member	(179,897)
Net (loss)	(22,049)
Balance at December 31, 2005	309,017
Distributions to member	(1,000)
Net income	11,689
Balance at December 31, 2006	$ 319,706

The accompanying notes are an integral part of the financial statements

WINEBRENNER CAPITAL PARTNERS, LLC
STATEMENTS OF CASH FLOWS
for the years ended December 31,

	2006	2005
Cash flows from operating activities		
Net income (loss)	$ 11,689	$ (22,049)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	8,642	5,521
Gain on disposal of assets	(1,135)	-
(Increase) decrease in		
Commissions receivable	30,462	183,228
Other assets	1,411	(3,080)
Prepaid expenses	1,864	2,204
Increase (decrease) in		
Accounts payable	10,332	-
Accrued liabilities	(84,277)	36,303
Net cash provided by (used in) operating activities	(21,012)	202,127
Cash flows from investing activities		
Capital expenditures	(13,931)	(15,819)
Net cash (used) in investing activities	(13,931)	(15,819)
Cash flows from financing activities		
Borrowed funds	-	18,614
Payments on long-term debt	(7,130)	(2,168)
Distributions to member	(1,000)	(179,897)
Net cash (used) in financing activities	(8,130)	(163,451)
Net increase (decrease) in cash	(43,073)	22,857
Cash and short-term investments, beginning of year	337,695	314,838
Cash and short-term investments, end of year	$ 294,622	$ 337,695
Supplemental disclosures of cash flow information		
Cash paid during the year ended for:		
Interest	$ 3,374	$ 4,728
Income taxes	$ 1,036	$ -

The accompanying notes are an integral part of the financial statements

WINEBRENNER CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
for the years ended December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Winebrenner Capital Partners, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization:

Winebrenner Capital Partners, LLC is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. The Company was formed on March 26, 1992 as a single member Kentucky limited liability company and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and reported revenues and expenses. Actual results could differ from those estimates.

Cash Equivalents:

For purposes of reporting cash flows, the Company considers all short-term marketable securities with maturity dates of more than three months to be investments rather than cash equivalents. There were no short-term marketable securities.

Fixed Assets and Depreciation:

Fixed assets are recorded at historical cost. Depreciation and amortization is calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	10
Office equipment	5
Leasehold improvements	10

WINEBRENNER CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
for the years ended December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue:

The Company's primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Investment banking revenues includes fees arising from securities offerings in which the Company acts as the placement agent. Investment banking revenues also includes fees earned from providing merger-and-acquisition advisory services. Investment banking fees are recognized over the term of the contracts, sales concessions on settlement date, and advisory fees at the time the services are completed and the income is reasonably determinable.

Income Tax:

The Company was formed as a limited liability company and being owned by a single member, is disregarded for federal income tax purposes. In 2005, Kentucky passed legislation taxing single member LLCs and other pass-through entities at the entity level. The Company is reporting as a provision for income taxes the state and local income taxes paid in 2006 for 2005, which have been based upon the company's net income or gross revenues.

NOTE 2 - ACCOUNTS RECEIVABLE

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December 2006. The Company does not require collateral under its present arrangement with the clearing broker.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company's net capital as defined by Rule 15c3-1 totaled $275,384, which exceeded the minimum capital requirement by $225,384. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was .86 to 1.

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, the fixed asset accounts reflected the following balances:

	2006	2005
Furniture and fixtures	$ 24,400	$ 24,400
Office equipment	13,931	0
Vehicles	0	15,819
Leasehold improvements	8,575	8,575
	$ 46,906	$ 48,794

NOTE 5 - LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has a noncancellable operating lease for office rent that expires in August, 2012. The lease is with the spouse of the president of the Company. The Company is responsible for the minimum monthly lease payments along with the maintenance and taxes on this property. The Company also has a lease on a vehicle that expires in October, 2009. The future minimum lease payments under these noncancellable operating leases as of December 31, 2006 are as follows:

2007	$ 50,254
2008	50,254
2009	48,541
2010	39,974
Thereafter	23,318
Total	$ 212,341

NOTE 6 - RETIREMENT PLAN

The Company began a Simple IRA Retirement Plan in 2003 covering its eligible employees. Under the plan, the Company contributes to each participant's account an amount equal to their deferral, but no more than 3 percent of the participant's gross wages. Plan expenses incurred by the Company were $0 and $743 for the years ended December 31, 2006 and 2005, respectively.

NOTE 7 – CONCENTRATIONS OF CREDIT RISKS

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

SUPPLEMENTARY INFORMATION

WINEBRENNER CAPITAL PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

NET CAPITAL		
Stockholder's equity		$ 319,706
Deductions and/or charges		
Non-allowable fixed assets	$ 24,661	
Other assets	19,661	
		(44,322)
Net capital before percentage reductions		275,384
Pursuant to Rule 15c3-1 (F)		
Reduction of securities held as investments		0
Net capital		$ 275,384
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 17,923	
Notes payable	5,857	
Aggregate indebtedness		$ 23,780
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		
$114,171 divided by 15 or $100,000 minimum		$ 100,000
Excess net capital		$ 175,384
Ratio of aggregate indebtedness to net capital		.86%
RECONCILIATION WITH COMPANY CALCULATIONS		
Net capital as reported in FOCUS report		$ 296,958
Effect of audit adjustments on accounts included in net capital calculation		(21,574)
Net capital as calculated above		$ 275,384

WINEBRENNER CAPITAL PARTNERS, LLC
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT IN ACCORDANCE WITH RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Winebrenner Capital Partners, LLC had no notes payable collateralized by securities, or secured customer accounts receivable at any point throughout the year ended December 31, 2006. Therefore, a computation of reserve requirement in accordance with SEC Rule 15c3-3 is not applicable.



Ray, Foley, Hensley & Company, PLLC

Certified Public Accountants and Consultants

Dennis H. England, CPA
Michael D. Foley, CPA
Lyman Hager, Jr., CPA
Jerry W. Hensley, CPA
J. Carroll Luby, CPA
Marc T. Ray, CPA-ABV

WINEBRENNER CAPITAL PARTNERS, LLC
SCHEDULE III
INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

We have examined the financial statements of Winebrenner Capital Partners, LLC as of December 31, 2006, and have submitted our report thereon dated February 23, 2007. As a part of this examination, we conducted a study and evaluation of the corporation's accounting system and system of internal control as required by Rule 17a-5 of the Securities and Exchange Act and by generally accepted auditing standards. The report on internal control is included on page 13 of our annual audit.

Our examination and study also included a review and evaluation of the procedures for compliance with the possession and control requirements of SEC Rule 15c3-3. In addition, Winebrenner Capital Partners, LLC has formal procedures insuring proper compliance and reporting of security transactions pursuant to SEC Rule 15c3-3, for all transactions in the corporation's possession or under corporate control.

Ray, Foley, Hensley & Company
Ray, Foley, Hensley & Company, PLLC
February 23, 2007

230 Lexington Green Circle, Suite 600 • Lexington, Kentucky 40503-3326
Phone: 859-231-1800 • Fax: 859-422-1800 • Toll-Free: 1-800-342-7299
www.rfhco.com

WINEBRENNER CAPITAL PARTNERS, LLC
SCHEDULE IV
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Winebrenner Capital Partners, LLC had no subordinated liabilities at any point throughout the year ended December 31, 2006. Consequently, there are no changes in the balances of such liabilities.



Ray, Foley, Hensley & Company, PLLC

Certified Public Accountants and Consultants

Dennis H. England, CPA
Michael D. Foley, CPA
Lyman Hager, Jr., CPA
Jerry W. Hensley, CPA
J. Carroll Luby, CPA
Marc T. Ray, CPA-ABV

WINEBRENNER CAPITAL PARTNERS, LLC
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS

Board of Directors
Winebrenner Capital Partners, LLC
Louisville, Kentucky

In planning and performing our audit of the financial statements of Winebrenner Capital Partners, LLC as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered Winebrenner Capital Partners, LLC internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Ray, Foley, Hensley & Company
Ray, Foley, Hensley & Company, PLLC
February 23, 2007

END

230 Lexington Green Circle, Suite 600 • Lexington, Kentucky 40503-3326
Phone: 859-231-1800 • Fax: 859-422-1800 • Toll-Free: 1-800-342-7299
www.rfhco.com